U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-34661

LIANLUO SMART LIMITED

Room 2108, 21st Floor,

China Construction Building,

No. 20 Shijingshan Road, Beijing, 100040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

At the 2017 Annual Meeting of the shareholders of Lianluo Smart Limited (the “Company”) held on June 8, 2017, the Company’s shareholders approved and adopted the Amended and Restated Memorandum and Articles of Association of the Company (the “A&R Memorandum”). The A&R Memorandum provides, among other things, for certain re-classifications and re-designations of the Company’s common stock. The A&R Memorandum was filed with the Registry of Corporate Affairs of the British Virgin Islands Financial Services Commission on June 26, 2017.

The above description of the A&R Memorandum is qualified in its entirety by reference to the complete text of the A&R Memorandum, which is filed herewith as Exhibit 3.1.

Exhibits

The following document is filed herewith:

Exhibit Number	Document

3.1	Amended and Restated Memorandum and Articles of Association, dated June 26, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

March 8, 2018	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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